Investment Office (916) 795-3400 phone (916) 796-2842 fax www.calpers.ca.gov

April 11, 2012

Dear Hospitality Properties Trust Shareowner:

VOTE FOR PROPOSAL #6 TO PROVIDE FOR ANNUAL DIRECTOR ELECTIONS

We would appreciate your support on Proposal #6 at Hospitality Properties Trust’s (HPT) May 09, 2012 annual meeting. On record date February 17, 2012, CalPERS owned approximately 1,143,284 shares of HPT common stock. As a significant long-term shareowner, we ask that you support our non-binding proposal asking Hospitality Properties Trust to take the steps necessary to implement annual elections for all directors.

ANNUAL DIRECTOR ELECTIONS PROMOTE ACCOUNTABILITY

CalPERS believes that annual director elections promote greater accountability by allowing shareowners to communicate a viewpoint on their director representatives each and every year. At HPT’s 2011 Annual General Meeting, shareowners only had the opportunity to vote on two of the five HPT directors (Mr. Barry Portnoy and Mr. John Harrington). Furthermore, Mr. Harrington was elected by a narrow margin receiving only 52% of the votes cast. Under the current structure, shareowners will not have the ability to re-elect Mr. Harrington until the 2014 Annual General Meeting.

ANNUAL DIRECTOR ELECTION TRENDS

A growing number of companies have introduced annual director elections. To date approximately 67 percent of companies in the S&P 500 and 57 percent of companies in the Russell 1000 now have annual director elections – an indication of the current direction of good corporate governance.

STRONG SHAREOWNER SUPPORT FOR REFORM IN 2009, 2010, & 2011

Similar CalPERS proposals requesting HPT provide for annual director elections had been submitted in

2009, 2010 and 2011 – in 2009 the proposal received support from over 73 percent of the voting shares, over 90 percent in 2010, and 88 percent in 2011. We regard the board’s failure to respond to shareowners positively is as issue of concern.

PLEASE SUPPORT PROPOSAL #6

We ask that you vote FOR proposal #6 requesting that Hospitality Properties take the steps necessary to provide for the annual election of all directors.

Sincerely,

Anne Simpson

CalPERS Senior Portfolio Manager – Investments and Director of Corporate Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Hospitality Properties Trust using the instructions provided in the Company proxy material.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165. Should you have other proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer at Todd_Mattley@calpers.ca.gov or 916-795-0565.

CalPERS Public Employees’ Retirement System Shareowner Alert